DECHERT LLP
1900 K Street, N.W.
Washington, D.C.  20006
(202) 261-3300

September 28, 2017

VIA EDGAR CORRESPONDENCE

Angela Mokodean, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brown Advisory Funds
File Nos. 333-181202 and 811-22708

Dear Ms. Mokodean:

On behalf of Brown Advisory Funds (the “Trust”), I wish to respond to the comments that you recently provided to Gary E. Brooks and I via telephone with respect to your review of the Trust’s filing of Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A of the Trust that was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 relating to a proposed new series of the Trust, the Brown Advisory Mid-Cap Growth Fund (the “Fund”).  The proposed responses on behalf of the Trust to each of your comments with respect to the Fund are set forth below.

Prospectus

1.
Comment:  Page 1 – Fee Table:  The disclosure on Page 18 of the Prospectus in the “Rule 12b-1 Distribution Fees” subsection of the “Choosing a Share Class” section states that the Fund is authorized to pay “distribution and shareholder services fees” on an ongoing basis.  However, in the Fee Table on Page 1 under “Annual Fund Operating Expenses”, the applicable line item states only that the Fund pays “Distribution (12b-1) Fees” and does not also reference the payment of the “shareholder services fees”.  Please revise the line item titled “Distribution (12b-1) Fees” to read “Distribution and Service (12b-1) Fees” or some other similar variation of this disclosure in order to reflect that payments made under the Fund’s Rule 12b-1 Distribution and Shareholder Servicing Plan may also include compensation for providing distribution-related shareholder services.

Response:  The disclosure has been revised in a manner consistent with the Comment.

2.
Comment:  Page 1 – Fee Table:  Footnote 3 to the line item “Fee Waiver and/or Expense Reimbursement” in the Fee Table states that “[t]he Adviser may recoup any waived amount from the Fund pursuant to this agreement if such reimbursement does not cause the Fund to exceed existing expense limitations and the reimbursement is made within three years after the year in which the Adviser incurred the expense.” Please revise footnote 3 to indicate that the recoupment of any previously waived fees or reimbursed expenses under the operating expense limitation agreement for the Fund is limited in time to three years after the date on which the waiver or reimbursement occurs.

Please also revise the disclosure in footnote 3 to clarify that the recoupment of any previously waived fees or reimbursed expenses under the operating expense limitation agreement for the Fund would not cause the Fund’s total annual fund operating expenses after the expense reduction to exceed: (i) the current expense limitation or (ii) the expense limitation in place at the time the reduction was originally made.

Response:  The disclosure has been revised in a manner consistent with the Comment.

3.
Comment:  Page 2 – Principal Investment Strategies:  The Fund’s “Principal Investment Strategies” disclosure states that “[t]he Adviser considers mid-cap companies to be those with market capitalizations that fall within the range of the market capitalizations of companies in the Russell Midcap® Growth Index. As of May 31, 2017, the range was from $73 million to $86.9 billion.” Please supplementally explain why the market capitalization range of $73 million to $86.9 billion is an appropriate range for mid-capitalization companies.

Response:  In the guidance set forth in the “Frequently Asked Questions about Rule 35d-1” (the “Rule 35d-1 FAQ”), the SEC Staff in Question 6 stated that an investment company may use any reasonable definition of the term “mid-cap” and, in developing a definition, should consider all pertinent references, including industry indices, classifications used by mutual fund rating organizations and definitions used in financial publications.  Brown Advisory LLC, the investment adviser to the Fund (the “Adviser”), has determined that the market capitalization range of the Russell Midcap® Growth Index provides a reasonable measure of “mid-cap” companies that is consistent with investor expectations of the term “mid-cap.” The Adviser also notes that several other fund complexes use a comparable range to define mid-capitalization companies.

4.
Comment:  Page 2 – Principal Investment Strategies:  Please supplementally explain whether derivatives will be a part of the Fund’s principal investment strategies. If so, please add disclosure to the Fund’s “Principal Investment Strategies” disclosure to indicate the types of derivatives the Fund plans to invest in.

Response:  The Trust hereby confirms that the Fund does not intend to use derivatives as part of its principal investment strategies.

5.
Comment:  Page 2 – Principal Investment Strategies:  Please supplementally confirm that the Fund will only treat convertible debt securities as equity securities for purposes of determining compliance with the Fund’s 80% investment policy if the convertible debt securities are “in the money” at the time of purchase (i.e., the exercise price of the convertible security is below the market price of the stock).

Response:  The Trust hereby confirms that the Fund will only treat convertible debt securities as equity securities for purposes of determining compliance with the Fund’s 80% investment policy if the convertible debt securities are “in the money” at the time of purchase.

6.
Comment:  Page 10 – Principal Risks – Foreign Securities Risk:  The Fund’s “Principal Risks” disclosure includes a “Foreign Securities Risk” description, which states that “[i]f the Fund invests in foreign securities and ADRs/GDRs, an investment in the Fund may have the following additional risks.” Please consider revising the referenced disclosure to use more definitive language to reflect that the Fund anticipates that it will in fact invest in foreign securities and ADRs/GDRs as a part of the Fund’s principal investment strategies.

Response:  The disclosure has been revised in a manner consistent with the Comment.

7.
Comment: Page 14 – Management – Fund Expenses – Portfolio Managers:  Please provide a brief description of each portfolio manager’s role on the investment team, including a description of any limitations on each portfolio manager’s role and the relationship between each portfolio manager’s role and the role of the other portfolio manager of the Fund, in accordance with Item 10(a)(2) of Form N-1A.

Response:  The disclosure has been revised in a manner consistent with the Comment.

8.
Comment:  Page 15 – Prior Performance of the Adviser’s Comparable Accounts:  Please supplementally confirm that the books and records that form the basis for, and demonstrate the calculation of, the Adviser’s similar account performance shown in the “Prior Performance of the Adviser’s Comparable Accounts” section of the Prospectus are maintained in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response:  The Trust confirms that the books and records that form the basis for, and demonstrate the calculation of, the Adviser’s similar account performance are maintained in accordance with Rule 204-2(a)(16) under the Advisers Act.

9.
Comment:  Page 15 – Prior Performance of the Adviser’s Comparable Accounts:  The “Prior Performance of the Adviser’s Comparable Accounts” section states that “[t]o the extent that the operating expenses incurred by the separate investment advisory accounts are higher than expected operating expenses of the Fund, the performance results of the Composite would be lower than what Fund performance would have been.” Please consider revising this disclosure to use more definitive language regarding whether the operating expenses incurred by the Mid-Cap Growth Composite are, in fact, higher than the expected operating expenses of the Fund.

Response:  The disclosure has been revised in a manner consistent with the Comment.

10.
Comment:  Page 15 – Prior Performance of the Adviser’s Comparable Accounts:  The “Prior Performance of the Adviser’s Comparable Accounts” section states that “[t]he performance of the Composite was calculated in compliance with the Global Investment Performance Standards (GIPS®) maintained by the CFA Institute.  This performance calculation method differs from the SEC performance standards applicable to registered investment companies, such as the Fund.” Please supplementally confirm that the performance figures for the Mid-Cap Growth Composite shown in the “Annual Total Returns” performance table are net returns that reflect the deduction of all actual fees and expenses, including, but not limited to, management fees.

Response:  The Trust confirms that the performance figures for the Mid-Cap Growth Composite are net returns that reflect the deduction of all actual fees and expenses, including, but not limited to, management fees.

11.
Comment:  Page 18 – Choosing a Share Class – Rule 12b-1 Distribution Fees:  The “Choosing a Share Class” section of the Prospectus states that the Fund’s Advisor Shares are subject to “Distribution/Service (12b-1) Fees” in the amount of 0.25% of the Fund’s average daily net assets. This section also states that the Fund’s Advisor Shares are subject to “Shareholder Service Fees” in the amount of 0.15% of the Fund’s average daily net assets. Please supplementally confirm that, in accordance with FINRA Rule 2341(d)(5), the services fees, as defined in FINRA Rule 2341(b)(9), that are paid by the Fund’s Advisor Shares do not exceed 0.25% of the Advisor Shares’ average daily net assets.

Response:  The Trust confirms that, in accordance with FINRA Rule 2341(d)(5), the aggregate service fees, as defined in FINRA Rule 2341(b)(9), that are paid by the Fund’s Advisor Shares do not exceed 0.25% of the Fund’s average daily net assets. It is worth noting in connection with these matters that the “service fees” paid by the Advisor Shares pursuant to the Trust’s non-distribution related Shareholder Servicing Plan are distinguishable from and different in purpose from the types of service fees as defined in FINRA Rule 2341(b)(9) which are considered to be distribution-related personal shareholder services fees.  The service fees paid by the Advisor Shares pursuant to the Shareholder Servicing Plan are fully disclosed as being for “non-distributed related services”.

12.
Comment:  Page 18 – Choosing a Share Class – Rule 12b-1 Distribution Fees:  Please supplementally confirm that, in accordance with FINRA Rule 2341(d)(4), the Trust will not describe the Fund’s Advisor Shares as being “no load” or as having “no sales charge” if the sales related expenses and/or service fees paid by the Fund’s Advisor Shares exceed 0.25% of the Fund’s average net assets per year.

Response:  The Trust confirms that the sales related expenses, and the service fees that are paid by the Advisor Shares that are considered to be “service fees” as defined in FINRA Rule 2341(b)(9), do not exceed 0.25% of the Fund’s average daily net assets, and, accordingly, the Fund may be described as “no load” in a manner that is consistent with the requirements of Rule 2341(d)(4).  In the event that this were to change, the Trust would take appropriate action to cease referring to the Fund as “no load”.

13.
Comment:  Page 22 – Minimum Investments – Type of Account:  The “Minimum Investments” subsection of the “Your Account – General Information” section of the Prospectus states that “[t]he minimum investment requirements are waived for retirement plans that are qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“IRC”) and tax-exempt under Section 501(a) of the IRC, and plans operating consistent with Section 403(a), 403(b), 408, 408A, 457 or 223(d) of the IRC.” Please supplementally confirm, and consider revising the disclosure to clarify, whether “Qualified Retirement Plans” are types of accounts that are eligible to purchase Advisor Shares only and are not eligible to purchase Investor Shares or Institutional Shares whether subject to minimum investment requirements or not.

Response:   The disclosure has been revised in a manner consistent with the Comment.

14.
Comment:  Page 25 – Your Account – How to Buy Shares – Purchase by Telephone:  The “Purchase by Telephone” subsection states that “[i]f your order is received prior to 4:00 p.m. Eastern Time, shares will be purchased at the price next calculated.” Because an order received after 4:00 p.m. also would receive the “price next calculated” (the price calculated on the next day as of 4:00 p.m.), please consider revising the referenced disclosure to clarify that, if an order is received prior to 4:00 p.m. Eastern Time, the Fund’s shares will be purchased at the price next calculated on that same day.

Response:   The disclosure has been revised in a manner consistent with the Comment.

15.
Comment:  Page 34 – Your Account – Account and Transaction Policies – Redemption In-Kind:  Please consider adding additional disclosure to the “Redemption In-Kind” subsection regarding the methods by which the Fund affects redemption in-kind transactions.

Response: The disclosure has been revised in a manner consistent with the Comment.

16.
Comment:  Back Page: The Fund’s “Securities and Exchange Commission Information” disclosure states that “[y]ou can also review the Fund’s annual/semi-annual reports, the SAI and other information about the Fund at the Public Reference Room of the Securities and Exchange Commission (“SEC”). You can get copies of this information, for a fee, by visiting the SEC’s website www.sec.gov or e-mailing or writing to [the Public Reference Room].” Please revise the referenced disclosure to clarify that one may obtain copies of this information by visiting the SEC’s website without being charged a fee.

Response:  The disclosure has been revised in a manner consistent with the Comment.

Statement of Additional Information (“SAI”)

17.
Comment:  Page 6 – Options and Futures – General:  In the third paragraph the disclosure states that “[i]f the Fund will be financially exposed to another party due to its investments in options or futures, the Fund will comply with SEC guidelines with respect to coverage of these strategies and, if the guidelines require, will maintain either: (1) an offsetting (‘covered’) position in the underlying security or an offsetting option or futures contract; or (2) cash, receivables and/or liquid debt securities with a value sufficient at all times to cover its potential obligations.” Please supplementally explain the scenario in which the Fund would not be financially exposed to another party due to the Fund’s investment in options or futures.

Response:  The Trust notes that “another party” can refer to either a counterparty or a clearinghouse. If the Fund invests in an exchange-traded option, the Fund would not be financially exposed to a counterparty. If the Fund invests in an over-the-counter option, the Fund would not be financially exposed to a clearinghouse. Moreover, if the Fund purchases an option, the Fund would not be financially exposed to either a counterparty or a clearinghouse.

18.
Comment:  Pages 10-11 – Investment Company Securities – Trust Securities and Unit Investment Trusts; Other Pooled Investment Vehicles:  The disclosure regarding the Fund’s investments in “Open-End and Closed-End Investment Companies” and “Exchange-Traded Funds and Exchange-Traded Notes” provides that the Fund will adhere to the limitations contained in Section 12(d)(1)(A) of the 1940 Act on investments in these types of investment company securities. Please supplementally confirm whether the Fund will adhere to these limitations with respect to any investments in “Trust Securities and Unit Investment Trusts” and “Other Pooled Investment Vehicles” and please consider revising the relevant disclosure to clarify.

Response:  The Trust confirms that the Fund will adhere to the limitations contained in Section 12(d)(1)(A) of the 1940 Act with respect to its investments in trusts and unit investment trusts as necessary to comply with Section 12(d)(1)(A). The Trust also confirms that the Fund will adhere to the limitation contained in Section 12(d)(1)(A)(i) with respect to its investments in pooled investment vehicles, consistent with applicable SEC staff guidance with respect to investment company limitations on investing in private pooled investment vehicles. The Trust has added disclosure to clarify these points.

19.
Comment:  Page 12 – Fixed Income Securities – Puerto Rico Municipal Securities:  With respect to the Fund’s disclosure regarding investments in “Puerto Rico Municipal Securities,” please consider adding additional disclosure relating to Puerto Rico’s filing for the equivalent of bankruptcy protection.

Response:   The Trust has removed the disclosure regarding Puerto Rico municipal securities because the Fund does not intend to invest in Puerto Rico municipal securities.

20.
Comment:  Page 24 – Fundamental Limitations – Concentration:  The disclosure states that “[t]he Fund may not purchase a security if, as a result, more than 25% of the Fund’s total assets would be invested in securities of issuers conducting their principal business activities in the same industry. For purposes of this limitation, there is no limit on: (1) investments in U.S. government securities, in repurchase agreements covering U.S. government securities, in tax-exempt securities issued by the states, territories or possessions of the United States (“municipal securities”) or in foreign government securities.” Please supplementally explain whether the term “municipal securities” includes private activity bonds and add disclosure clarifying this point.

Response:  The Fund employs a policy to “look through” any private activity bond holdings to determine whether the principal and interest payments associated with the private activity bond are principally derived from the assets and/or revenues of a non-governmental or a governmental entity. If the Fund determines that the principal and interest payments are principally derived from the assets and/or revenues of a governmental entity, the Fund will classify the private activity bond as a “municipal security” for purposes of determining compliance with the Fund’s concentration policy. The Fund has added relevant disclosure in a footnote to clarify the treatment of private activity bonds for purposes of determining compliance with the Fund’s concentration policy.

21.
Comment:  Page 24 – Fundamental Limitations – Concentration:  The disclosure states that “[t]he Fund may not purchase a security if, as a result, more than 25% of the Fund’s total assets would be invested in securities of issuers conducting their principal business activities in the same industry.  For purposes of this limitation, there is no limit on … investments in issuers domiciled in a single jurisdiction.” Please supplementally explain the legal basis for excluding investments in issuers domiciled in a single jurisdiction from the limitations imposed by the Fund’s concentration policy. Please also supplementally confirm that excluding issuers domiciled in a single jurisdiction will not result in 25% or more of the Fund’s total assets invested in the same industry.

Response:  The Fund interprets this provision to mean that the Fund’s concentration policy does not preclude the Fund from investing more than 25% of its assets in issuers of industries domiciled in a single jurisdiction.  The Fund does not interpret this provision to mean that the Fund may invest more than 25% of its assets in issuers of a particular industry if they are all in a single jurisdiction. The Fund is unaware of any formal SEC staff position or other regulatory requirement that issuers domiciled in a single jurisdiction must necessarily be considered members of the same industry for purposes of a fundamental policy relating to concentration.

22.
Comment:  Page 24 – Fundamental Limitations – Concentration:  The disclosure states that “[n]otwithstanding anything to the contrary, to the extent permitted by the 1940 Act, the Fund may invest in one or more investment companies; provided that, except to the extent the Fund invests in other investment companies pursuant to Section 12(d)(1)(A) or (F) of the 1940 Act, the Fund treats the assets of the investment companies in which it invests as its own for purposes of this policy.” Please supplementally explain the effect of this disclosure and how the Fund will treat investments in other investment companies for purposes of determining the Fund’s compliance with its concentration policy.

Response:  The Fund’s concentration policy with respect to investments in other investment companies, and the disclosure referenced above, is interpreted by the Fund to mean that the Fund, when investing in another investment company, will, to the extent practicable, “look through” to the securities held by the underlying fund in which the Fund invests for purposes of determining compliance with the Fund’s concentration policy.  However, the Fund will not look through to the securities held by an underlying fund in cases where the Fund is investing in an underlying fund pursuant to Section 12(d)(1)(A), subject to the “3/5/10” limits, which would eliminate the possibility of the Fund violating its concentration policy by investing in any one underlying fund alone. The Fund also will not look through to the securities held by an underlying fund when determining compliance with its concentration policy when the Fund is investing above the “3/5/10” limits in unaffiliated underlying funds pursuant to Section 12(d)(1)(F). While information regarding holdings of unaffiliated underlying funds may be publicly available, such information is often not available in an easily analyzable format. The practical effect of this policy is that the Fund will look through to the securities held by affiliated underlying funds or private funds in which the Fund invests for purposes of determining compliance with the Fund’s concentration policy.

The Trust notes that the Fund does not expect to invest in underlying funds that are concentrated and the Fund expects its investments in underlying funds to constitute a small portion of the Fund’s overall portfolio.

23.
Comment:  Page 25 – Management – Trustees and Executive Officers:  Please supplementally explain why the composition of the Trust’s Board of Trustees does not comply with the requirement in Rule 0-1(a)(7) under the 1940 Act that independent trustees make up 75% of the Board of Trustees.

Response:  The Trust respectfully submits that the 75% independent board member requirement contained in Rule 0-1(a)(7), which was adopted by Investment Company Act Release No. IC-26520, was vacated by the U.S. Court of Appeals for the District of Columbia Circuit in Chamber of Commerce v. Sec. & Exch. Comm’n, 443 F.3d 890 (D.C. Cir. 2006), and this decision was not subsequently appealed. The Trust therefore understands that it is not necessary for the Trust to comply with this requirement.

24.
Comment:  Page 26 – Management – Trustees and Executive Officers:  In the “Principal Occupation(s) During Past 5 Years” column of the “Trustees and Executive Officers” table, please update the disclosure related to Thomas F. O’Neill III’s principal occupations for the past five years to describe the principal line of business in which Cigna Corporation is engaged in accordance with Instruction 3 to Item 17(a)(1) of Form N-1A.

Response:  The disclosure has been revised in a manner consistent with the Comment.

25.
Comment:  Page 28 – Management – Trustees and Executive Officers – Additional Information Concerning the Board of Trustees – Board Structure, Leadership:  Since the Independent Trustees have designated a Lead Independent Trustee, please disclose the specific role that the Lead Independent Trustee plays in the leadership of the Board of Trustees in accordance with Item 17(b)(1) of Form N-1A.

Response:  The disclosure has been revised in a manner consistent with the Comment.

26.
Comment:  Page 28 – Management – Trustees and Executive Officers – Additional Information Concerning the Board of Trustees – Board Structure, Leadership:   The disclosure states that “Finally, the Independent Trustees have determined that…they can act independently and effectively without having … a lead independent trustee.” However, the Trust has, in fact, designated a Lead Independent Trustee.  Accordingly, please revise the referenced disclosure to delete “or as a lead independent trustee.”

Response:  The disclosure has been revised in a manner consistent with the Comment.

27.
Comment:  Page 31 – Management – Trustees and Executive Officers – Compensation:  In the Trustee Compensation Table, please disclose the number of investment companies overseen by each Trustee in accordance with Instruction 6 to Item 17(c)(1).

Response:  The disclosure has been revised in a manner consistent with the Comment.

28.
Comment:  Page 33 – Investment Adviser – Other Accounts Under Management:  Please disclose the number of registered investment companies, pooled investment vehicles and other accounts for which the advisory fee is performance based in accordance with Item 20(a)(3) of Form N-1A.

Response:  The Trust confirms that none of the subject accounts is operated subject to a performance-based management fee.

29.
Comment:  Page 33 – Investment Adviser – Other Accounts Under Management:  Given the disclosure referenced in the previous comment relating to performance-based management fees, to the extent there are any differences between the method used to determine the portfolio manager’s compensation with respect to the Fund as compared to other accounts (e.g., if the portfolio manager receives part of an advisory fee that is based on performance with respect to an account, but not the Fund), please disclose such differences in the subsection of the SAI titled “Information Concerning Compensation of Portfolio Managers” in accordance with Instruction 3 to Item 20(b) of Form N-1A.

Response:  The Trust confirms that no additional disclosure is required in response to this comment.

30.
Comment:  Page 34 – Advisory Fees – Other Provisions of Advisory Agreement:  Please consider adding disclosure to inform shareholders that USBFS serves as the administrator to the Fund since this information is not previously provided in the SAI.

Response:  The requested disclosure has been added.

31.
Comment:  Page 37 – Portfolio Transactions – How Securities are Purchased and Sold:  The disclosure states that “[p]urchases and sales of portfolio securities that are fixed income securities (for instance, money market instruments and bonds, notes and bills) usually are principal transactions. … There usually are no brokerage commissions paid for these securities.” On page 38 of the same subsection, the disclosure states that “[i]n the case of fixed income and equity securities traded in the over-the-counter markets, there is generally no stated commission, but the price usually includes an undisclosed commission or markup.” Please modify the referenced disclosure to reconcile these seemingly inconsistent statements.

Response:  The disclosure has been revised in a manner consistent with the Comment.

32.
Comment:  Page 41 – Additional Purchase and Redemption Information – How to Buy Shares:  The section of the SAI titled “Additional Purchase and Redemption Information” provides that “[s]hares are purchased at the Fund’s NAV next determined after USBFS receives your order in proper form, as discussed in the Fund’s Prospectus. The Fund will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker’s authorized designee receives the order. In order to receive that day’s NAV, USBFS must receive your order in proper form before the close of regular trading on the NYSE, generally 4:00 p.m., Eastern time.” Please consider modifying the referenced disclosure to clarify that the Fund “and the transfer agent” will be deemed to have received a purchase or redemption order as described above, to ensure consistency with the other disclosure in this section.

Response:  The disclosure has been revised in a manner consistent with the Comment.

33.
Comment:  Page 50 – Other Matters – Capital Stock:  Please consider including additional disclosure regarding the voting rights and dividend rights for each class of shares of the Fund in accordance with Item 22(a)(2) of Form N-1A.

Response:  The disclosure has been revised in a manner consistent with the Comment.

Part C

34.
Comment:  Page C-4 – Item 31 – Business and Other Connections of Investment Adviser:  The Item “Business and Other Connections of Investment Adviser” states that “[i]ncorporated by reference to the Statement of Additional Information pursuant to Rule 411 under the Securities Act of 1933.” Please supplementally confirm that the SAI includes the information required by Item 31 regarding any “other business, profession, vocation or employment of a substantial nature” with respect to every director, officer or partner of the Adviser, as necessary.

Response: The disclosure has been revised in a manner consistent with the Comment.

* * * *

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or Gary E. Brooks at (202) 261-3393 with any questions or comments you may have regarding the foregoing.

Very truly yours, /s/ Patrick W.D. Turley